Putnam Ohio Tax Exempt Income Fund attachment
November 30, 2006 Semi Annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A For the period ended November 30, 2006, Putnam Management has assumed $28 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.

72DD1	Class A	   2,908
        Class B	   302
        Class C    -

72DD2	Class M	   25

73A1	Class A	   0.177846
        Class B	   0.148650
        Class C    0.047038

73A2	Class M	   0.164635

74U1    Class A	   16,066
        Class B	   1,829
        Class C    3

74U2    Class M	   152

74V1    Class A	   9.15
        Class B	   9.14
        Class C    9.14

74V2    Class M	   9.16

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Additional Information About Errors and Omissions Policy
Item 85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.